September 18, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Mr. Larry Greene

Re:	Harris & Harris Group, Inc.
Registration Statement on Form N-2
File No 333-160781

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Harris & Harris Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-captioned Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 so that it may become effective by 4:30 p.m. on Monday, September 21, 2009, or as soon as practical thereafter.

The Company hereby requests that we be notified of such effectiveness by a telephone call to Sandra Matrick Forman of the Company at (212) 582-0900 and that such effectiveness also be confirmed in writing.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

HARRIS & HARRIS GROUP, INC.

By:	/s/ Sandra Matrick Forman
Sandra Matrick Forman
General Counsel and Chief Compliance Officer